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Three-Year-Old Encompass Fund Tops Morningstar's List of World Stock Companies

Fund's 82% total return ranks it No. 1 among 685 World Stock funds tracked by Morningstar.*

SAN FRANCISCO, September 21, 2009—A small mutual fund that invests in a number of micro- and small-cap companies has outperformed its Morningstar benchmark (MSCI EAFE NR USD) by 58 percentage points and its entire category by 60 percentage points (for the calendar year-to-date period ended 8/31/09)**, ranking it among the top equity fund performers tracked by Morningstar. What makes these returns even more notable is that the Fund has held more than 35% of its assets in cash during the last three months.

Veteran wealth managers Malcolm Gissen and Marshall Berol of Malcolm H. Gissen & Associates, Inc. created the Encompass Fund to enable clients and other investors to take advantage of often undiscovered investment opportunities in sectors and companies worldwide that promise significant future growth. The Fund achieved its three-year track record on June 30, 2009 and currently has more than $5 million in assets.

"Many investors and financial advisors are re-evaluating portfolio allocations now that the paradigm of 'invest for the long-term' has been turned on its head," said financial advisor and co-manager Gissen. "The Encompass Fund stays nimble in order to respond to key movements in the marketplace. This is a shareholder-friendly fund that aims to invest where most individuals haven't the knowledge or access."

Currently management believes there continue to be opportunities in commodity companies, especially precious metals**.** In addition, the Fund also has significant exposure to companies in the healthcare industry, industrials, utilities and real estate. The five largest stock positions as of August 31, 2009 were Uranium Energy Corp. (UEC); Delcath Systems (DCTH); SouthGobi Energy Resources (SGQ.V, SGQRF.PK); Avalon Rare Metals (AVL.TO, AVARF.PK) and Avion Gold Corp. (AVR.V, AVGCF.PK).

"Management's ability to correctly anticipate the significant stock-market growth that has occurred in the commodities sectors was key to generating the Fund's returns this year," stated Marshall Berol, co-manager. "This, combined with our

due diligence in discovering solid companies with growth potential, has been a winning combination for Encompass Fund shareholders."

The Encompass Fund is a no-load fund with no 12b-1 fee. For more information, go to http://tiny.cc/encompassportfolio or call 1-888-463-3957.

About the Encompass Fund (ENCPX)

The Encompass Fund was established in 2006 and is advised by Brick Asset Management, Inc., which is affiliated with Malcolm H. Gissen & Associates, Inc. The Fund invests in companies of all sizes in North America and throughout the world. Shareholders gain access to smaller, lesser-known companies that management believes have significant growth potential.

** For the calendar year-to-date period ended 8/31/09. The Encompass Fund was ranked No. 9 among 675 World Stock funds tracked by Morningstar for the one-year period ended 8/31/09. The Encompass Fund was ranked No. 487 among 536 World Stock funds tracked by Morningstar for the three-year period ended 8/31/09.*

***The Encompass Fund had a total return of 82.49% compared to 24.21% for the MSCI EAFE NR USD for the year-to-date period ended 8/31/09. The Encompass Fund had a total return of -4.57% compared to -14.95% for the MSCI EAFE NR USD for the one-year period ended 8/31/09. The Encompass Fund had an average annualized return of -9.07% compared to -3.38% for the MSCI EAFE NR USD since inception on 6/30/06 through 8/31/09. Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.*

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.

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